Exhibit 21
SUBSIDIARIES OF INNOVEX, INC.

State or other jurisdiction of
Name	Incorporation or Organization

Innovex Precision Components, Inc.	Minnesota

Innovex Southwest, Inc.	Delaware

ADFlex Cayman Ltd.	Cayman Island

Innovex (Thailand) Ltd.	Thailand

ADFlex Solutions Ltd.	Delaware

ADFlex Mexico S.A. de C.V.	Mexico

Iconovex Corporation	Minnesota

Innovex Limited	Minnesota

Mar Engineering, Inc.	Minnesota

74